                  [LOGO OF FENWICK & WEST LLP APPEARS HERE]

                                March 7, 1997

VIA EDGAR
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Errol Sanderson, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             Re:   ONSALE, Inc.
                   File Number 000-21945
                   ---------------------
                   Registration Statement on Form 8-A filed on January 9, 1997
                   ----------------------------------------------------------

Dear Mr. Sanderson:

        ONSALE, Inc. filed its Form 8-A Registration Statement via EDGAR on January 9, 1997. As a consequence, absent action on the Company's part, the Company's Form 8-A would go effective automatically on March 10, 1997. The Company is currently reactivating activity on its initial public offering and anticipates filing its amendment responding to SEC comments next week but does not wish its Form 8-A Registration Statement to go effective prior to the time that its Form S-1 Registration Statement goes effective. Consequently, we are requesting by this letter the withdrawal of the Company's Form 8-A Registration
                              ----------
Statement. The Company intends to refile an identical Form 8-A shortly and plan to seek to have it go effective simultaneously with its Form S-1 Registration Statement. The expected time for effectiveness is early April.

        Should you have any questions, please do not hesitate to give me a call.


                                Sincerely yours,

                                /s/ Laird H. Simmons III
                                Laird H. Simons III

                                March 7, 1997

VIA EDGAR
---------

Errol Sanderson, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             Re:   ONSALE, Inc.
                   File Number 000-21945
                   ---------------------
                   Registration Statement on Form 8-A filed on January 9, 1997
                   ----------------------------------------------------------

Dear Mr. Sanderson:

        ONSALE, Inc. filed its Form 8-A Registration Statement via EDGAR on January 9, 1997. As a consequence, absent action on the Company's part, the Company's Form 8-A would go effective automatically on March 10, 1997. The Company is currently reactivating activity on its initial public offering and anticipates filing its amendment responding to SEC comments next week but does not wish its Form 8-A Registration Statement to go effective prior to the time that its Form S-1 Registration Statement goes effective. Consequently, we are requesting by this letter the withdrawal of the Company's Form 8-A Registration
                              ----------
Statement. The Company intends to refile an identical Form 8-A shortly and plan to seek to have it go effective simultaneously with its Form S-1 Registration Statement. The expected time for effectiveness is early April.

        Should you have any questions, please do not hesitate to give me a call.


                                Sincerely yours,

                                /s/ John F. Sauerland
                                John F. Sauerland
                                Chief Financial Officer